Exhibit 99.1

BANK OF MONTREAL

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED OCTOBER 31, 2024

Dated December 5, 2024

	Annual Information Form	2024 Financial Statements[1]	2024 MD&A1
EXPLANATORY NOTES AND CAUTIONS	2
Caution Regarding Forward-Looking Statements	2		15

CORPORATE STRUCTURE	2	Note 27

GENERAL DEVELOPMENT OF THE BUSINESS	3		16, 33-52
Three-Year History	3

DESCRIPTION OF THE BUSINESS	3
Business	3	Note 26	16, 33-52
Supervision and Regulation in Canada	4		60-62, 70, 104-106
Supervision and Regulation in the United States	4		60-62, 70, 104-106, 114
International Supervision and Regulation	5		60-62, 70, 104-106
Competition	5
Environmental, Social and Governance Issues	6		70, 107-109
Risk Factors	6		68-109

DIVIDENDS	6	Note 17	65-66

DESCRIPTION OF CAPITAL STRUCTURE	6	Notes 17 and 20	62-66
Description of Common Shares	6	Note 17
Description of Preferred Shares	6	Note 17
Certain Conditions of the Class A Preferred Shares as a Class	7	Note 17
Certain Conditions of the Class B Preferred Shares as a Class	7	Note 17
Description of Other Equity Instruments – Subordinated Capital Notes	8	Note 17
Certain Provisions of the Subordinated Capital Notes	8
Description of Other Equity Instruments – Limited Recourse Capital Notes	9	Note 17
Certain Provisions of the Limited Recourse Capital Notes	9
Restraints on Bank Shares under the Bank Act	11
Ratings	11	Note 8	95

MARKET FOR SECURITIES	12
Trading Price and Volume	12
Prior Sales	12	Notes 16 and 17	58-59

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	13

DIRECTORS AND EXECUTIVE OFFICERS	13
Board of Directors	13
Board Committee Members	14
Executive Officers	14
Shareholdings of Directors and Executive Officers	14
Additional Disclosure for Directors and Executive Officers	15

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	15	Note 25

TRANSFER AGENT AND REGISTRAR	15

INTERESTS OF EXPERTS	15

AUDIT AND CONDUCT REVIEW COMMITTEE INFORMATION	16
Composition of the Audit and Conduct Review Committee	16
Shareholders’ Auditors Pre-Approval Policies and Procedures and Fees	16		115

ADDITIONAL INFORMATION	16

APPENDIX I: BANK OF MONTREAL AUDIT AND CONDUCT REVIEW COMMITTEE CHARTER	I-1

APPENDIX II: CREDIT RATING CATEGORIES	II-1

1 As indicated, parts of the Bank’s Consolidated Financial Statements (2024 Financial Statements) and Management’s Discussion and Analysis (2024 MD&A) for the fiscal year ended October 31, 2024 are incorporated by reference into this Annual Information Form. The 2024 Financial Statements and the 2024 MD&A are available on SEDAR+ (www.sedarplus.ca).

EXPLANATORY NOTES AND CAUTIONS

Unless specifically stated otherwise in this Annual Information Form:

●	all amounts are in Canadian dollars

●	BMO Financial Group, the Bank, BMO, we, or our means Bank of Montreal and, as applicable, its subsidiaries

●	information is as at October 31, 2024

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2025 and beyond, our strategies or future actions, our targets and commitments (including with respect to net zero emissions), expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; failure of third parties to comply with their obligations to us; political conditions, including changes relating to, or affecting, economic or trade matters; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, the appeal of favourable outcomes and our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk in the Enterprise-Wide Risk Management section of the 2024 MD&A, as may be updated by quarterly reports, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained or incorporated by reference in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained or incorporated by reference in this document include those set out in the Economic Developments and Outlook section of the 2024 MD&A as well as in the Allowance for Credit Losses section of the 2024 MD&A, each as may be updated by quarterly reports. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

CORPORATE STRUCTURE

Bank of Montreal started business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the Bank Act) and is named in Schedule I of the Bank Act. The Bank Act is the charter of the Bank and governs its operations.

The Bank’s head office is 129 rue Saint Jacques, Montreal, Québec, H2Y 1L6. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Bank of Montreal brands the organization’s member companies as BMO Financial Group. Note 27 of the 2024 Financial Statements lists the intercorporate relationships among Bank of Montreal and its significant subsidiaries. The Bank incorporates this Note herein by reference. These subsidiaries are incorporated or organized under the laws of the state or country of their principal office, except for: BMO Financial Corp. and BMO Capital Markets Corp., which are incorporated under the laws of the state of Delaware, United States.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

During the first fiscal quarter of 2022, BMO completed the sale of its EMEA Asset Management business, as well as the transfer of certain U.S. asset management clients, to Ameriprise Financial, Inc.

On December 20, 2021, BMO announced a definitive agreement with BNP Paribas (BNP) to acquire Bank of the West and its subsidiaries. On February 1, 2023, we completed the acquisition of Bank of the West and its subsidiaries from BNP for a cash purchase price of US$13.8 billion. The conversion of the Bank of the West customer accounts and systems to our respective BMO platforms was completed in September 2023.

On June 8, 2022, BMO announced the appointment of Piyush Agrawal as Deputy Chief Risk Officer effective July 1, 2022 and, after a transition period with Patrick Cronin, became Chief Risk Officer effective November 1, 2022.

On February 15, 2023, BMO announced the appointment of Nadim Hirji as Group Head, BMO Commercial Bank, North America and Co-Head, Personal and Commercial Banking, effective March 1, 2023.

On April 20, 2023, BMO announced the appointment of Darrel Hackett as U.S. Chief Executive Officer of BMO Financial Group, President & CEO of BMO Bank N.A., and CEO of BMO’s U.S. holding company, BMO Financial Corp., effective June 1, 2023.

On June 1, 2023, BMO completed the acquisition of the AIR MILES Reward Program (AIR MILES) business of LoyaltyOne Co. for a cash purchase price of US$160 million. The AIR MILES business operates as a wholly-owned subsidiary of BMO.

On August 30, 2023, BMO announced the appointment of Hazel Claxton, former Executive Vice-President and Chief Human Resources Officer of Morneau Shepell Inc. (now part of TELUS Health), to its Board of Directors, effective August 30, 2023.

On October 10, 2023, BMO announced the appointment of Alan Tannenbaum as Chief Executive Officer & Group Head, BMO Capital Markets, effective November 1, 2023.

On October 29, 2024, BMO announced the appointment of Diane L. Cooper and Brian McManus to its Board of Directors, effective October 28, 2024. Ms. Cooper was formerly President and CEO of GE Capital’s Commercial Distribution business and an officer of GE Company. Mr. McManus is the Executive Chair of Polycor Inc., a global leader in the natural stone industry.

During the years ended October 31, 2022, 2023 and 2024, the Bank did not have share buyback programs in place and did not repurchase any of its common shares for cancellation.

For additional information on the general development of BMO’s business and its strategies for the upcoming year, see pages 16 and 33 to 52 of the 2024 MD&A, which pages the Bank incorporates herein by reference.

This Three-Year History section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 2.

DESCRIPTION OF THE BUSINESS

Business

BMO Financial Group is a highly diversified financial services provider based in North America, providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services directly and through Canadian and non-Canadian subsidiaries, offices, and branches. As at October 31, 2024, BMO had approximately 54,000 full-time equivalent employees. The Bank has more than 1,800 bank branches and approximately 5,800 BMO automated banking machines, as well as online and mobile digital banking platforms. It operates in Canada, the United States and select markets globally through its offices in a number of jurisdictions around the world. BMO Financial Corp. (BFC) is based in Chicago and wholly-owned by Bank of Montreal. BFC operates primarily through its subsidiary BMO Bank N.A. (BBNA), formerly BMO Harris Bank N.A., which provides banking, financing, investing, and cash management services in the United States. BMO provides a range of investment dealer services through entities, including BMO Nesbitt Burns Inc., a major fully integrated Canadian investment dealer, and BMO Capital Markets Corp., Bank of Montreal’s wholly-owned registered broker dealer in the United States.

BMO conducts business through three operating groups: Personal and Commercial Banking (P&C), comprising the Canadian P&C and U.S. P&C operating segments; BMO Wealth Management; and BMO Capital Markets; supported by Corporate Services.

For additional information regarding BMO’s businesses, see pages 16 and 33 to 52 of the 2024 MD&A and Note 26 of the 2024 Financial Statements. The Bank incorporates these pages and Note herein by reference.

This Business section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 2.

Supervision and Regulation in Canada

Bank of Montreal’s activities in Canada are governed by the Bank Act.

Under the Bank Act, a bank can operate its regular banking business as well as some additional activities, such as dealing with real property and various financial technology and information services. A bank is restricted when it undertakes certain activities, including fiduciary activities, dealing in securities, insurance activities, and personal property leasing. For example, other than for authorized types of insurance, a bank may not offer insurance products through its branch system or bank website.

The Bank Act grants a bank broad power to invest in the securities of other corporations and entities, but limits substantial investments. Under the Bank Act, a bank generally has a substantial investment in a body corporate when (1) the bank and entities controlled by the bank beneficially own more than 10% of the voting shares of the body corporate or (2) the bank and entities controlled by the bank beneficially own shares representing more than 25% of the total shareholders’ equity of the body corporate. A bank can have a substantial investment in entities that meet the substantial investment requirements as set out in Part IX of the Bank Act. In certain cases, the Minister of Finance or the Superintendent of Financial Institutions (Canada) (the Superintendent) must approve before a bank can make an investment.

The Superintendent is responsible to the Minister of Finance for administering the Bank Act. The Superintendent provides guidelines for disclosing a bank’s financial information. The Superintendent must also examine each bank annually to ensure compliance with the Bank Act and that each bank is in sound financial condition and has adequate policies and procedures to protect itself against threats to its integrity or security. The Superintendent’s examination report is submitted to the Minister of Finance.

The Bank’s Canadian trust, loan and insurance subsidiaries are federally regulated financial institutions governed by the Trust and Loan Companies Act (Canada) and the Insurance Companies Act (Canada), respectively, and under provincial laws in respect of their activities in the provinces. The Bank and its Canadian trust, loan and insurance subsidiaries are also subject to regulation by the Financial Consumer Agency of Canada (the FCAC). The FCAC enforces consumer-related provisions of the federal statutes which govern these financial institutions. Certain activities of the Bank and its subsidiaries acting as securities brokers, dealers, underwriters, advisors and investment fund managers are regulated in Canada under provincial securities legislation and, in some cases, by a self-regulatory organization (Canadian Investment Regulatory Organization).

Under Canadian bank resolution powers, the Canada Deposit Insurance Corporation (CDIC) may, in circumstances where the Bank has ceased, or is about to cease, to be viable, assume temporary control or ownership of the Bank and may be granted broad powers by one or more orders of the Governor in Council (Canada), including the power to sell or dispose of all or a part of the assets of the Bank, and the power to carry out or cause the Bank to carry out a transaction or a series of transactions the purpose of which is to restructure the business of the Bank. As part of the Canadian bank resolution powers, certain provisions of, and regulations under the Bank Act, the Canada Deposit Insurance Corporation Act (CDIC Act) and certain other Canadian federal statutes pertaining to banks (collectively, the “Bail-in Regime”) provide for a bank recapitalization regime for banks designated by the Superintendent as domestic systemically important banks. Effective September 23, 2018, under the Bail-in Regime, subject to an order of the Governor in Council (Canada) having been issued, CDIC may, having assumed temporary control or ownership of the Bank, amongst other actions, carry out a conversion, by converting or causing the Bank to convert, in whole or in part – by means of a transaction or series of transactions and in one or more steps – the shares and liabilities of the Bank that are subject to the Bail-in Regime into common shares of the Bank or any of its affiliates. For a more detailed description of Canadian bank resolution powers and the consequent risk factors attaching to certain liabilities of the Bank, reference is made to https://www.bmo.com/ir/files/F18%20Files/Bail_In_TLAC_Disclosure.pdf. The information on the Bank’s website does not form a part of this Annual Information Form.

Additional information about supervision and regulation in Canada is found under the headings “Regulatory Capital Requirements”, “Regulatory Capital and Total Loss Absorbing Capacity Ratios”, “Regulatory Capital and Total Loss Absorbing Capacity Elements” and “Regulatory Capital Developments” in the Enterprise-Wide Capital Management section on pages 60 to 62, “Regulatory Environment and Changes” in the Risks That May Affect Future Results section on page 70, and “Legal and Regulatory Risk” on pages 104 to 106 of the 2024 MD&A, which pages the Bank incorporates herein by reference.

Supervision and Regulation in the United States

In the United States, the operations of Bank of Montreal and its subsidiaries are supervised, regulated, and examined by regulatory and government agencies at the federal and state level. As a foreign bank, Bank of Montreal is subject to various U.S. laws and regulations, including the United States International Banking Act of 1978, the United States Bank Holding Company Act of 1956, and related regulations. The Board of Governors of the Federal Reserve System, including the Federal Reserve Banks (the Federal Reserve), and state banking regulators oversee Bank of Montreal’s branch and office operations in the United States. The U.S. Securities and Exchange Commission (the SEC), the Financial Industry Regulatory Authority, and state securities regulators regulate Bank of Montreal’s broker-dealer subsidiaries. The SEC and state securities regulators regulate Bank of Montreal’s registered investment advisor subsidiaries.

Bank of Montreal and its subsidiaries own two Federal Deposit Insurance Corporation (FDIC) insured depository institutions in the United States, BBNA and BMO Harris Central N.A. (BHC). BBNA provides banking, financing, investing, and cash management services across the United States. BHC provides limited cash management services. They are both supervised and regulated by the Office of the Comptroller of the Currency (OCC). The Federal Reserve generally needs to approve acquiring (a) more than 5% of voting shares, (b) control, or (c) all (or substantially all) of the assets of a bank holding company, bank, or savings association.

The Bank is also subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) and related regulations. Dodd-Frank provides for consumer protections, regulation of over-the-counter derivatives markets, restrictions on proprietary trading and the ownership and sponsorship of private investment funds by banks and their affiliates (referred to as the Volcker Rule), imposition of heightened prudential standards, and broader application of leverage and risk-based capital requirements.

Bank of Montreal is subject to the Federal Reserve’s rule regarding the supervision and regulation of foreign banking organizations (FBO Rule), promulgated to implement Dodd Frank’s requirements for enhanced prudential standards for the U.S. operations of non-U.S. banks, such as BMO. The rule establishes requirements relating to an intermediate holding company structure, risk-based capital and leverage requirements, capital stress testing requirements, U.S. risk management and risk governance, liquidity risk management and liquidity stress testing frameworks.

In May 2018, the U.S. enacted the Economic Growth, Regulatory Relief, and Consumer Protection Act (EGRRCP), which made reforms to Dodd-Frank, including raising the threshold for heightened prudential standards from US$50 billion to US$250 billion in total consolidated assets. The Federal Reserve in October 2019 issued final rules that modify capital and liquidity requirements, single counterparty credit limits, and enhanced prudential standards for bank holding companies and foreign banking organizations.

OCC guidelines establish heightened standards for large national banks with average total consolidated assets of US$50 billion or more, including BBNA. The guidelines set out minimum standards for the design and implementation of a bank’s risk governance framework and minimum standards for oversight of that framework by a bank’s board of directors. The framework must ensure the bank’s risk profile is easily distinguished and separate from that of its parent for risk management purposes. A bank’s board of directors is responsible for informed oversight of, and providing credible challenge to, management’s risk management recommendations and decisions. We comply with these guidelines.

Additional information about supervision and regulation in the United States is found under the headings “Regulatory Capital Requirements”, “Regulatory Capital Developments” and “Regulatory Capital and Total Loss Absorbing Capacity Review” in the Enterprise-Wide Capital Management section on pages 60 to 62, “Regulatory Environment and Changes” in the Risks That May Affect Future Results section on page 70, “Legal and Regulatory Risk” on pages 104 to 106, and “Other Regulatory Developments” on page 114 of the 2024 MD&A, which pages the Bank incorporates herein by reference.

This Supervision and Regulation in the United States section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 2.

International Supervision and Regulation

Outside Canada and the U.S., each of Bank of Montreal’s branches, agencies and subsidiaries must comply with the regulatory requirements of the country or jurisdiction where it conducts business. These include the Basel Committee on Banking Supervision capital, liquidity and prudential rules (Basel III), or local variations on Basel III, which are intended to strengthen the banking sector’s capital and liquidity frameworks. Since the first quarter of 2013, regulatory capital requirements for Bank of Montreal have been determined on a Basel III basis. Additional information about international supervision and regulation is found under the headings “Regulatory Capital Requirements”, “Regulatory Capital and Total Loss Absorbing Capacity Ratios”, “Regulatory Capital and Total Loss Absorbing Capacity Elements” and “Regulatory Capital Developments” in the Enterprise-Wide Capital Management section on pages 60 to 62, “Regulatory Environment and Changes” in the Risks That May Affect Future Results section on page 70, and “Legal and Regulatory Risk” on pages 104 to 106 of the 2024 MD&A, which pages the Bank incorporates herein by reference.

Competition

Canada’s financial services industry is highly competitive. It includes domestic banks and foreign bank subsidiaries, branches, and lending branches, as well as trust companies, credit unions, online and full-service brokerages, investment dealers, insurance companies, mutual fund dealers, and large monoline financial institutions, as well as non-bank competitors, among others. Bank of Montreal competes with most of these companies in some form across its businesses. However, the Bank’s range of services compares most directly to those of the other five major Canadian banks, and they are direct competitors in almost all the Bank’s businesses and markets in Canada. Bank of Montreal is the fourth largest chartered bank in Canada as measured by assets and equity, and the third largest as measured by market capitalization, as at October 31, 2024. In North America, the Bank is the eighth largest bank as measured by assets, ninth largest as measured by equity, and ninth largest as measured by market capitalization, as at October 31, 2024. BMO is the third largest Canadian bank, as measured by global retail branches, as at October 31, 2024.

The six major banks play a prominent role in the Canadian banking system, each maintaining an extensive branch network, augmented by automated banking machines, dedicated contact centres and digital and mobile banking platforms. The industry is considered mature with moderate growth. Although the major banks offer similar products and services, they compete on product offerings, pricing, service models, digital capabilities and customer experience, with a goal of attracting and retaining customers, gaining a strategic advantage and growing market share and scale. The financial services industry continues to operate in a rapidly changing environment as the advancement of technological capabilities is shaping the future of everyday banking for individuals and businesses.

The financial services landscape in the United States remains highly competitive. As a top 10 full-service U.S. bank1, BMO offers Personal, Commercial, Private Wealth and Capital Markets services with offices in 32 U.S. states and national digital platforms, competing with large U.S. banks, regional banks as well as community banks and non-bank financial service providers.

In Personal and Commercial banking, BMO serves millions of customers across Canada and the United States. Personal and Business Banking (P&BB) offers a range of everyday banking products and services including deposits, home lending, consumer credit, small business lending, credit cards, cash management, everyday financial and investment advice and other banking services. In Canada, P&BB serves customers through a network of almost 900 branches, over 3,200 automated banking machines, customer contact centres and digital banking platforms. In the United States, P&BB’s core branch footprint spans twenty-two states, serving customers through a network of nearly 1,000 branches as well as nationwide access to a digital banking platform and access to more than 40,000 BMO and Allpoint® automated banking machines. Commercial Banking offers a range of commercial banking products and services, including a variety of financing options, treasury and payment solutions and risk management products to customers across Canada and the United States with strong market share positions.

BMO Wealth Management serves a range of clients from individuals and families to business owners and institutions, and offers a wide spectrum of wealth, asset management and insurance products and services. BMO competes with domestic banks, insurance companies, trust companies, global private banks, investment counselling and advisory firms, and investment fund and asset management companies, among others. BMO North American Private Wealth provides full-service investing, banking and wealth advisory services to mass affluent, high net worth and ultra-high net worth clients in Canada and the United States. BMO InvestorLine provides a range of digital investment services that compete with online brokerages and digital advice providers in Canada. BMO Global Asset Management provides investment management services in Canada to institutional, retail and high net worth investors, offering a range of innovative, client-focused solutions and strategies to help clients meet their investment objectives. BMO Insurance competes with Canadian insurance companies in providing individual life and annuity products as well as pension de-risking solutions.

BMO Capital Markets offers a range of products and services to corporate, institutional and government clients, including investment and corporate banking services, as well as global market sales and trading solutions. It primarily focuses on the North American market and operates in 30 locations around the world in a highly competitive environment with a diverse range of competitors, including large money centre banks and boutique investment firms.

1 Top 10 U.S. Banks by assets: JP Morgan, Bank of America, Citibank, Wells Fargo, U.S. Bank, PNC Bank, Truist Bank, The Toronto-Dominion Bank, Capital One, Bank of Montreal.

Environmental, Social and Governance Issues

The Bank publishes a Sustainability Report and Public Accountability Statement, outlining how the Bank is addressing environmental, social, and governance issues. This report is part of a broader suite of sustainability reporting including the BMO Climate Report, and other related information that is available on the Bank’s website, www.bmo.com. The information on the Bank’s website does not form a part of this Annual Information Form. Additional information about the Bank’s environmental and social risks is under the heading “Environmental and Social Risk, including Climate Change” in the Risks That May Affect Future Results section on page 70 and “Environmental and Social Risk” in the Enterprise-Wide Risk Management section on pages 107 to 109 of the 2024 MD&A, which pages the Bank incorporates herein by reference.

Risk Factors

A description of certain key factors and risks faced by the Bank and its businesses can be found in the “Enterprise-Wide Risk Management” section on pages 68 to 109 of the 2024 MD&A, which pages the Bank incorporates herein by reference.

DIVIDENDS

You can find information about the Bank’s dividends paid or payable per share on the common shares and each outstanding series of preferred shares in each of the three most recently completed years under the heading “Outstanding Shares and NVCC Instruments” on pages 65 to 66 of the 2024 MD&A, which pages the Bank incorporates herein by reference. Information about restrictions on the payment of dividends appears under the heading “Share Redemption and Dividend Restrictions” in Note 17 of the 2024 Financial Statements, which Note is incorporated herein by reference.

The Bank cannot (a) declare dividends on its preferred or common shares if paying those dividends would contravene the capital adequacy, liquidity, or other regulations under the Bank Act; (b) pay common share dividends unless the Bank has paid all dividends declared and payable on its preferred shares or set aside sufficient funds to do so; and (c) in certain circumstances, pay Class B Preferred Share dividends unless the Bank pays dividends on the Class B Preferred Shares Series 48 (NVCC), Class B Preferred Shares Series 49 (NVCC), Class B Preferred Shares Series 51 (NVCC), Class B Preferred Shares Series 53 (NVCC) and Class B Preferred Shares Series 54 (NVCC) (each as defined below). In the event that interest due and payable on the Bank’s Subordinated Capital Notes (as defined below) is not paid in full, the Bank will not declare dividends on its common shares or preferred shares or, subject to certain exceptions, redeem, purchase or otherwise retire such shares until the month commencing after such interest payments have been made in full. The Board of Directors determines the amount and payment of future dividends. The determination by the Board of Directors depends on the Bank’s operations, financial condition, cash requirements, future regulatory restrictions on the payment of dividends, and other factors the Board of Directors finds relevant. You can find information about the Bank’s dividends and dividend payout range on page 66 of the 2024 MD&A, which page the Bank incorporates herein by reference.

Currently, these limitations do not restrict the payment of dividends on common or preferred shares.

DESCRIPTION OF CAPITAL STRUCTURE

The following summarizes certain provisions of the Bank’s common shares, preferred shares, Subordinated Capital Notes and Limited Recourse Capital Notes. This summary is qualified in its entirety by the Bank’s by-laws and the actual terms and conditions of such securities. For more detail on the Bank’s capital structure, see pages 62 to 66 of the 2024 MD&A and Notes 17 and 20 of the 2024 Financial Statements. The Bank incorporates those pages and Notes herein by reference.

Description of Common Shares

The authorized capital of the Bank includes an unlimited number of common shares without nominal or par value for unlimited consideration. The holders of common shares are entitled to:

(i)	Vote at all Bank shareholders’ meetings, except for meetings where only holders of a specified class or series of shares are entitled to vote.

(ii)	Receive dividends as and when declared by the Board of Directors, subject to the preference of the Bank’s holders of preferred shares.

(iii)	Receive the remaining property of the Bank if it is liquidated, dissolved, or wound up, only after paying the Bank’s holders of preferred shares and paying all outstanding debt.

Description of Preferred Shares

The authorized capital of the Bank includes an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, in series, for unlimited consideration. Class B Preferred Shares may be issued in a foreign currency. The following describes certain general terms and conditions of the preferred shares.

Certain Conditions of the Class A Preferred Shares as a Class

Issuable in Series

From time to time, the Board of Directors may resolve to issue Class A Preferred Shares in one or more series with rights, privileges, restrictions, and conditions, which the Board of Directors may also decide. As at December 4, 2024, there were no outstanding Class A Preferred Shares.

The Class A Preferred Shares of each series rank equally to all other series of Class A and Class B Preferred Shares and are entitled to preference over the common shares and over any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding up of the Bank.

Creating and Issuing Shares

Under the Bank Act, the Bank needs approval from the holders of Class A Preferred Shares to create any other class of shares with equal or superior rank to Class A Preferred Shares. Shareholders must give this approval as set out below in “Shareholder Approvals.” The Bank Act and other laws may also require other forms of approval.

The Bank does not require shareholder approval to create or issue additional Class A Preferred Shares or shares of equal rank if, on the date they are created or issued, the Bank has declared and paid or set apart for payment all dividends payable on cumulative and non-cumulative Class A Preferred Shares, including for the most recently completed fiscal period.

Voting Rights

The holders of the Class A Preferred Shares only have voting rights as a class on certain matters (see below) or as the law requires.

Shareholder Approvals

Holders of the Class A Preferred Shares can give their approval if 66 2/3% or more holders casting vote in favour of doing so at a meeting where the majority of Class A Preferred Shares is represented, or if no quorum is present at such a meeting, at an adjourned meeting at which no quorum requirements apply.

Certain Conditions of the Class B Preferred Shares as a Class

Issuable in Series

From time to time, the Board of Directors may resolve to issue Class B Preferred Shares in one or more series with rights, privileges, restrictions, and conditions, which the Board of Directors may also decide.

The Class B Preferred Shares of each series rank equally to all the other series of Class B and Class A Preferred Shares and are entitled to preference over the common shares and any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding up of the Bank.

Creating and Issuing Shares

Under the Bank Act, the Bank needs approval from holders of Class B Preferred Shares to create any other class of shares with equal or superior rank to Class B Preferred Shares. The Bank Act or other laws may also require other forms of approval.

The Bank does not require shareholder approval to create or issue additional Class B Preferred Shares or shares of equal rank if, on the date they are created or issued, the Bank has declared and paid or set apart for payment all dividends payable on cumulative and non-cumulative Class B Preferred Shares, including for the most recently completed fiscal period. As at December 4, 2024, none of the outstanding Class B Preferred Shares have the right to cumulative dividends.

Voting Rights

The holders of the Class B Preferred Shares only have voting rights as a class on certain matters (see below) or as the law requires.

Shareholder Approvals

Holders of the Class B Preferred Shares can give their approval if 66 2/3% or more holders casting vote in favour of doing so at a meeting where the majority of Class B Preferred Shares is represented, or if no quorum is present at such meeting, at an adjourned meeting at which no quorum requirements apply.

Contingent Conversion of Certain Series of Class B Preferred Shares

Upon the occurrence of certain specified trigger events relating to the viability of the Bank, the Class B Preferred Shares Series 33 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 44 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 48 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 49 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 50 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 51 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 52 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 53 (Non-Viability Contingent Capital (NVCC)) and Class B Preferred Shares Series 54 (Non-Viability Contingent Capital (NVCC)) will immediately and automatically be converted into common shares of the Bank. The number of common shares into which such Class B Preferred Shares would be converted upon the occurrence of such a trigger event will be determined in accordance with a pre-determined conversion formula specified at the time of issuance of such Class B Preferred Shares.

Description of Other Equity Instruments – Subordinated Capital Notes

The Bank currently has outstanding US$500 million 4.800% Fixed Rate Resetting Non-Cumulative Subordinated Additional Tier 1 Capital Notes (Non-Viability Contingent Capital (NVCC)) (“Subordinated Capital Notes”) which are classified as equity and form part of the Bank’s additional tier 1 non-viability contingent capital. The Subordinated Capital Notes are compound financial instruments that have both equity and liability features. For more details, see “Other Equity Instruments” in Note 17 of the 2024 Financial Statements.

The Subordinated Capital Notes are direct unsecured obligations of the Bank and, in the event of the Bank’s insolvency or winding-up, will rank subordinate to all of the Bank’s subordinated indebtedness and in right of payment equally with and not prior to indebtedness that ranks equally in right of payment with, or is subordinated to, the Subordinated Capital Notes (other than indebtedness which by its terms ranks subordinate to the Subordinated Capital Notes, including but not limited to the Limited Recourse Capital Notes). The Subordinated Capital Notes will constitute subordinated indebtedness for the purposes of the Bank Act. In the event of the Bank’s insolvency or winding-up, the Subordinated Capital Notes will rank ahead of the Bank’s common shares and Preferred Shares.

Upon the occurrence of certain specified trigger events relating to the viability of the Bank, the Subordinated Capital Notes will immediately and automatically be converted into common shares of the Bank. The number of common shares into which the Subordinated Capital Notes would be converted upon the occurrence of such a trigger event will be determined in accordance with a pre-determined conversion formula specified at the time of issuance of the Subordinated Capital Notes.

Certain Provisions of the Subordinated Capital Notes

Distributions and Restrictions on Dividend and Retirement of Shares

Interest on the Subordinated Capital Notes was payable semi-annually in arrears for the initial five years, which ended on August 25, 2024 (the “First Reset Date”). Following the First Reset Date, the interest rate will reset every five years and interest will accrue at a fixed rate. While interest is payable on a semi-annual basis, the Bank may, at its discretion, with prior notice, cancel the payments. If the Bank does not pay the interest in full to the note holders, the Bank will not declare dividends on its common shares or preferred shares or redeem, purchase or otherwise retire such shares until the month commencing after the Bank resumes full interest payments on the Subordinated Capital Notes.

Maturity and Redemption

The Subordinated Capital Notes have no scheduled maturity or redemption date. Accordingly, the Bank is not required to make any repayment of the principal amount of the Subordinated Capital Notes except in the event of bankruptcy or insolvency and provided that the NVCC requirements have not been triggered. The Subordinated Capital Notes are redeemable at par on any interest payment date on or after the First Reset Date solely at the option of the Bank, or following certain regulatory or tax events, in accordance with their terms. All redemptions are subject to regulatory consent.

Purchase for Cancellation

Subject to regulatory consent, the Bank may at any time, purchase for cancellation any Subordinated Capital Notes at any price in the open market.

Events of Default

An event of default in respect of the Subordinated Capital Notes will occur only if the Bank becomes bankrupt or insolvent or becomes subject to the provisions of the Winding-up and Restructuring Act (Canada), or if the Bank goes into liquidation, either voluntarily or under an order of a court of competent jurisdiction, passes a resolution for the winding-up, liquidation or dissolution of the Bank or otherwise acknowledges its insolvency. Neither a failure to make a payment on the Subordinated Capital Notes when due (including any interest payment, whether as a result of cancellation or otherwise) nor an NVCC automatic conversion upon the occurrence of a trigger event will constitute an event of default.

Issuance of other Senior or Pari Passu Securities

The terms governing the Subordinated Capital Notes do not limit the Bank’s ability to incur additional indebtedness or issue or repurchase securities, other than the restriction on retirement of shares noted above. The Bank may incur additional indebtedness without the authorization of the holders of the Subordinated Capital Notes.

Voting Rights

The holders of Subordinated Capital Notes are not entitled to any rights of holders of common shares, including any rights of shareholders to receive notice, to attend or to vote at any meeting of the shareholders of the Bank. If the Subordinated Capital Notes are converted into common shares of the Bank under NVCC requirements, holders of the Subordinated Capital Notes will become holders of the Bank’s common shares and will only have rights as holders of common shares.

Description of Other Equity Instruments – Limited Recourse Capital Notes

The Bank currently has outstanding $1.25 billion 4.300% Limited Recourse Capital Notes, Series 1 (Non-Viability Contingent Capital (NVCC)) (“LRCN 1”), $750 million 5.625% Limited Recourse Capital Notes, Series 2 (Non-Viability Contingent Capital (NVCC)) (“LRCN 2”), $1 billion 7.325% Limited Recourse Capital Notes, Series 3 (Non-Viability Contingent Capital (NVCC)) (“LRCN 3”), US$1 billion 7.700% Limited Recourse Capital Notes, Series 4 (Non-Viability Contingent Capital (NVCC)) (“LRCN 4”) and US$750 million 7.300% Limited Recourse Capital Notes, Series 5 (Non-Viability Contingent Capital (NVCC)) (“LRCN 5”, collectively with the LRCN 1, LRCN 2, LRCN 3 and LRCN 4, the “Limited Recourse Capital Notes”) which are classified as equity and form part of the Bank’s additional tier 1 non-viability contingent capital. The Limited Recourse Capital Notes are compound financial instruments that have both equity and liability features. For more details, see “Other Equity Instruments” in Note 17 of the 2024 Financial Statements.

The Limited Recourse Capital Notes are direct unsecured obligations of the Bank and, in the event of the Bank’s insolvency or winding-up (prior to the occurrence of specified trigger events), will rank: (a) subordinate in right of payment to the prior payment in full of all indebtedness, including certain subordinated indebtedness (including but not limited to the Subordinated Capital Notes); and (b) in right of payment, equally with and not prior to indebtedness which by its terms ranks equally in right of payment with, or is subordinate to, the Limited Recourse Capital Notes (other than indebtedness which by its terms ranks subordinate to the Limited Recourse Capital Notes) in each case, from time to time outstanding, and will be subordinate in right of payment to the claims of the Bank’s depositors and other unsubordinated creditors. The Limited Recourse Capital Notes will constitute subordinated indebtedness for the purposes of the Bank Act. In the event of the Bank’s insolvency or winding-up, the Limited Recourse Capital Notes will rank ahead of the Bank’s common shares and Preferred Shares.

In the event of a non-payment by the Bank of the principal amount of, or interest on the Limited Recourse Capital Notes when due, while a holder of Limited Recourse Capital Notes will have a claim against the Bank for the principal amount of the Limited Recourse Capital Notes and any accrued and unpaid interest (which will then be due and payable), the sole remedy of each holder of Limited Recourse Capital Notes is the delivery of such holder’s proportionate share of the assets of a limited recourse trust. As of the date hereof, the limited recourse trust’s assets in respect of the LRCN 1 consist of 1,250,000 Class B Preferred Shares, Series 48 (Non-Viability Contingent Capital (NVCC)) (“Class B Preferred Shares Series 48 (NVCC)”), in respect of the LRCN 2 consist of 750,000 Class B Preferred Shares, Series 49 (Non-Viability Contingent Capital (NVCC)) (“Class B Preferred Shares Series 49 (NVCC)”), in respect of the LRCN 3 consist of 1,000,000 Class B Preferred Shares, Series 51 (Non-Viability Contingent Capital (NVCC)) (“Class B Preferred Shares Series 51 (NVCC)”), in respect of the LRCN 4 consist of 1,000,000 Class B Preferred Shares, Series 53 (Non-Viability Contingent Capital (NVCC)) (“Class B Preferred Shares Series 53 (NVCC)”) and in respect of the LRCN 5 consist of 750,000 Class B Preferred Shares, Series 54 (Non-Viability Contingent Capital (NVCC)) (“Class B Preferred Shares Series 54 (NVCC)”).

Upon the occurrence of certain specified trigger events relating to the viability of the Bank, the Class B Preferred Shares Series 48 (NVCC), Class B Preferred Shares Series 49 (NVCC), Class B Preferred Shares Series 51 (NVCC), Class B Preferred Shares Series 53 (NVCC) and Class B Preferred Shares Series 54 (NVCC) will immediately and automatically be converted into common shares of the Bank. The number of common shares into which the Class B Preferred Shares Series 48 (NVCC), Class B Preferred Shares Series 49 (NVCC), Class B Preferred Shares Series 51 (NVCC), Class B Preferred Shares Series 53 (NVCC) and Class B Preferred Shares Series 54 (NVCC) would be converted upon the occurrence of such a trigger event will be determined in accordance with a pre-determined conversion formula specified at the time of the issuance of the Class B Preferred Shares Series 48 (NVCC), Class B Preferred Shares Series 49 (NVCC), Class B Preferred Shares Series 51 (NVCC), Class B Preferred Shares Series 53 (NVCC) and Class B Preferred Shares Series 54 (NVCC). Subject to certain limitations, each holder of the Limited Recourse Capital Notes would receive such holder’s proportionate share of such common shares of the Bank.

Certain Provisions of the Limited Recourse Capital Notes

Distributions and Restrictions on Dividend and Retirement of Shares

Interest on the Limited Recourse Capital Notes is paid semi-annually in arrears for the initial five years. Thereafter, the interest will reset every five years and accrue at a fixed rate.

Until revoked, the trustee of the limited recourse trust has waived its right to receive any and all dividends on the Class B Preferred Shares Series 48 (NVCC). Accordingly, until such waiver is revoked by the trustee of the limited recourse trust, no dividends are expected to be declared or paid on the Class B Preferred Shares Series 48 (NVCC). To the extent the waiver is no longer in effect and the limited recourse trust is the sole holder of the Class B Preferred Shares Series 48 (NVCC), if the Bank does not declare and pay dividends on the Class B Preferred Shares Series 48 (NVCC), it will not declare and pay dividends on any of the other outstanding series of Class B Preferred Shares of the Bank.

Until revoked, the trustee of the limited recourse trust has waived its right to receive any and all dividends on the Class B Preferred Shares Series 49 (NVCC). Accordingly, until such waiver is revoked by the trustee of the limited recourse trust, no dividends are expected to be declared or paid on the Class B Preferred Shares Series 49 (NVCC). To the extent the waiver is no longer in effect and the limited recourse trust is the sole holder of the Class B Preferred Shares Series 49 (NVCC), if the Bank does not declare and pay dividends on the Class B Preferred Shares Series 49 (NVCC), it will not declare and pay dividends on any of the other outstanding series of Class B Preferred Shares of the Bank.

Until revoked, the trustee of the limited recourse trust has waived its right to receive any and all dividends on the Class B Preferred Shares Series 51 (NVCC). Accordingly, until such waiver is revoked by the trustee of the limited recourse trust, no dividends are expected to be declared or paid on the Class B Preferred Shares Series 51 (NVCC). To the extent the waiver is no longer in effect and the limited recourse trust is the sole holder of the Class B Preferred Shares Series 51 (NVCC), if the Bank does not declare and pay dividends on the Class B Preferred Shares Series 51 (NVCC), it will not declare and pay dividends on any of the other outstanding series of Class B Preferred Shares of the Bank.

Until revoked, the trustee of the limited recourse trust has waived its right to receive any and all dividends on the Class B Preferred Shares Series 53 (NVCC). Accordingly, until such waiver is revoked by the trustee of the limited recourse trust, no dividends are expected to be declared or paid on the Class B Preferred Shares Series 53 (NVCC). To the extent the waiver is no longer in effect and the limited recourse trust is the sole holder of the Class B Preferred Shares Series 53 (NVCC), if the Bank does not declare and pay dividends on the Class B Preferred Shares Series 53 (NVCC), it will not declare and pay dividends on any of the other outstanding series of Class B Preferred Shares of the Bank.

Until revoked, the trustee of the limited recourse trust has waived its right to receive any and all dividends on the Class B Preferred Shares Series 54 (NVCC). Accordingly, until such waiver is revoked by the trustee of the limited recourse trust, no dividends are expected to be declared or paid on the Class B Preferred Shares Series 54 (NVCC). To the extent the waiver is no longer in effect and the limited recourse trust is the sole holder of the Class B Preferred Shares Series 54 (NVCC), if the Bank does not declare and pay dividends on the Class B Preferred Shares Series 54 (NVCC), it will not declare and pay dividends on any of the other outstanding series of Class B Preferred Shares of the Bank.

Maturity and Redemption

The LRCN 1 are scheduled to mature on November 26, 2080. The LRCN 1 are redeemable, at the option of the Bank, at their principal amount every five years after issuance, or following certain regulatory or tax events, in accordance with their terms. Upon any redemption of the Class B Preferred Shares Series 48 (NVCC) held by the limited recourse trust, the Bank shall redeem LRCN 1 with an aggregate principal amount equal to the aggregate face amount of the Class B Preferred Shares Series 48 (NVCC) redeemed by the Bank. All redemptions are subject to regulatory consent.

The LRCN 2 are scheduled to mature on May 26, 2082. The LRCN 2 are redeemable, at the option of the Bank, at their principal amount every five years after issuance, or following certain regulatory or tax events, in accordance with their terms. Upon any redemption of the Class B Preferred Shares Series 49 (NVCC) held by the limited recourse trust, the Bank shall redeem LRCN 2 with an aggregate principal amount equal to the aggregate face amount of the Class B Preferred Shares Series 49 (NVCC) redeemed by the Bank. All redemptions are subject to regulatory consent.

The LRCN 3 are scheduled to mature on November 26, 2082. The LRCN 3 are redeemable, at the option of the Bank, at their principal amount every five years after issuance, or following certain regulatory or tax events, in accordance with their terms. Upon any redemption of the Class B Preferred Shares Series 51 (NVCC) held by the limited recourse trust, the Bank shall redeem LRCN 3 with an aggregate principal amount equal to the aggregate face amount of the Class B Preferred Shares Series 51 (NVCC) redeemed by the Bank. All redemptions are subject to regulatory consent.

The LRCN 4 are scheduled to mature on May 26, 2084. The LRCN 4 are redeemable, at the option of the Bank, at their principal amount every five years after issuance, or following certain regulatory or tax events, in accordance with their terms. Upon any redemption of the Class B Preferred Shares Series 53 (NVCC) held by the limited recourse trust, the Bank shall redeem LRCN 4 with an aggregate principal amount equal to the aggregate face amount of the Class B Preferred Shares Series 53 (NVCC) redeemed by the Bank. All redemptions are subject to regulatory consent.

The LRCN 5 are scheduled to mature on November 26, 2084. The LRCN 5 are redeemable, at the option of the Bank, at their principal amount every five years after issuance, or following certain regulatory or tax events, in accordance with their terms. Upon any redemption of the Class B Preferred Shares Series 54 (NVCC) held by the limited recourse trust, the Bank shall redeem LRCN 5 with an aggregate principal amount equal to the aggregate face amount of the Class B Preferred Shares Series 54 (NVCC) redeemed by the Bank. All redemptions are subject to regulatory consent.

Purchase for Cancellation

Subject to regulatory consent, the Bank may at any time, purchase for cancellation any LRCN 1, LRCN 2, LRCN 3, LRCN 4 and LRCN 5 at any price in the open market. Prior to any such cancellation, the Bank shall, subject to regulatory consent, redeem, as applicable, a corresponding number of Class B Preferred Shares Series 48 (NVCC), Class B Preferred Shares Series 49 (NVCC), Class B Preferred Shares Series 51 (NVCC), Class B Preferred Shares Series 53 (NVCC) or Class B Preferred Shares Series 54 (NVCC) (the aggregate face amount of which shall equal the aggregate principal amount of the Notes to be cancelled) then held by the limited recourse trust for cancellation.

Events of Default

An event of default in respect of the Limited Recourse Capital Notes (“Event of Default”), will occur only if the Bank becomes bankrupt or insolvent or becomes subject to the provisions of the Winding-up and Restructuring Act (Canada), or if the Bank goes into liquidation, either voluntarily or under an order of a court of competent jurisdiction, passes a resolution for the winding-up, liquidation or dissolution of the Bank or otherwise acknowledges its insolvency. Upon an Event of Default, the sole remedy of each holder of LRCN 1 is the delivery of such holder’s proportionate share of the Class B Preferred Shares Series 48 (NVCC), the sole remedy of each holder of LRCN 2 is the delivery of such holder’s proportionate share of the Class B Preferred Shares Series 49 (NVCC), the sole remedy of each holder of LRCN 3 is the delivery of such holder’s proportionate share of the Class B Preferred Shares Series 51 (NVCC), the sole remedy of each holder of LRCN 4 is the delivery of such holder’s proportionate share of the Class B Preferred Shares Series 53 (NVCC) and the sole remedy of each holder of LRCN 5 is the delivery of such holder’s proportionate share of the Class B Preferred Shares Series 54 (NVCC).

Issuance of other Senior or Pari Passu Securities

The terms governing the Limited Recourse Capital Notes do not limit the Bank’s ability to incur additional indebtedness or issue or repurchase securities. The Bank may incur additional indebtedness without the authorization of the holders of the Limited Recourse Capital Notes.

Voting Rights

The holders of the Limited Recourse Capital Notes are not entitled to any rights of holders of common shares, including any rights of shareholders to receive notice, to attend or to vote at any meeting of the shareholders of the Bank. If the Class B Preferred Shares Series 48 (NVCC), Class B Preferred Shares Series 49 (NVCC), Class B Preferred Shares Series 51 (NVCC), Class B Preferred Shares Series 53 (NVCC) or Class B Preferred Shares Series 54 (NVCC) are converted into common shares of the Bank, holders of the LRCN 1, LRCN 2, LRCN 3, LRCN 4 and LRCN 5 as applicable, will become holders of the Bank’s common shares and will only have rights as holders of common shares.

This Certain Provisions of the Limited Recourse Capital Notes section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 2.

Restraints on Bank Shares under the Bank Act

The Bank Act restricts the beneficial ownership of shares of a bank. No person may be a major shareholder of a bank if the bank has equity of $12 billion or more, which applies to the Bank. A major shareholder is defined as a person, or group of persons under common control or acting jointly or in concert, that beneficially owns more than 20% of any class of voting shares or more than 30% of any class of non-voting shares of the bank.

In addition, no person may have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance. A person has a significant interest in a class of shares of a bank when the person, or group of persons under common control or acting jointly or in concert, beneficially owns more than 10% of any class of shares of the bank.

Governments and their agents are also restricted from acquiring shares of a bank, except for certain cases that require the Minister of Finance’s consent.

Ratings

The credit ratings that external rating agencies assign to some of the Bank’s securities are important in the raising of both capital and funding to support the Bank’s business operations. The credit ratings and outlook that the rating agencies assigned are based on their own views and methodologies. Maintaining strong credit ratings allows the Bank to access the capital markets at competitive pricing levels. Should the Bank’s credit ratings experience a downgrade, its cost of funds would likely increase and its access to funding and capital through capital markets could be reduced. A material downgrade of the Bank’s ratings could also have other consequences, including those set out in Note 8 of the 2024 Financial Statements, which Note the Bank incorporates herein by reference. The following table sets out ratings the Bank has received for its outstanding securities from the rating agencies, which are current as at December 4, 2024.

	S&P		Moody’s		DBRS		Fitch
	Rating	Rank[1]	Rating	Rank[1]	Rating	Rank[1]	Rating	Rank[1]

Short-term instruments	A-1	1 of 6	P-1	1 of 4	R-1 (high)	1 of 6	F1+	1 of 7

Senior debt[3]	A-	3 of 10	A2	3 of 9	AA (low)	2 of 10	AA-	2 of 10

Long Term Deposits / Legacy Senior Debt[4]	A+	3 of 10	Aa2	2 of 9	AA	2 of 10	AA	2 of 10
Subordinated debt Subordinated debt – NVCC[2]	A- BBB+	3 of 10 4 of 10	Baa1 Baa1(hyb)	4 of 9 4 of 9	A (high) A (low)	3 of 10 3 of 10	A A	3 of 10 3 of 10

Subordinated Capital Notes –NVCC[2]	BBB-	4 of 10	Baa3(hyb)	4 of 9	N/A	N/A	N/A	N/A

Limited Recourse Capital Notes –NVCC[2]	BBB-	4 of 10	Baa3(hyb)	4 of 9	BBB (high)	4 of 10	N/A	N/A
Preferred shares Preferred shares –NVCC[2]	BBB BBB-	3 of 9 3 of 9	Baa3 Baa3(hyb)	4 of 9 4 of 9	Pfd-2 (high) Pfd-2	2 of 6 2 of 6	N/A N/A	N/A N/A

Trend/Outlook	Stable	--	Stable	--	Stable	--	Stable	--

Notes: 1 Rank, according to each rating agency’s public website, refers to the assigned ratings ranking of all major assignable ratings for each debt or share class, 1 being the highest. Each assignable major rating may be modified further (+/-, high/low) to show relative standing within the major rating categories.

2 Non-viability contingent capital or NVCC.

3 Subject to conversion under the Bail-In Regime.

4 Long Term Deposits / Legacy Senior Debt Includes: (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the Bail-In Regime.

A definition of the categories of each rating as at December 4, 2024 from each rating agency’s website is outlined in Appendix II to this Annual Information Form. Further information may be obtained from the applicable rating agency. S&P, Moody’s, DBRS and Fitch each have a stable outlook on BMO’s long-term credit ratings.

During fiscal 2024 there were no changes to ratings assigned by S&P, Moody’s, DBRS or Fitch.

Credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. The Bank cannot know for certain that a rating will remain in effect for any given period of time or that a rating agency will not revise or withdraw it entirely in the future.

The Bank paid fees to credit rating agencies to obtain its credit ratings. The Bank may also pay fees for other services from credit rating agencies in the ordinary course of business.

For additional information on the credit ratings assigned to the Bank’s short-term and senior-long term debt securities by external rating agencies, see page 95 of the 2024 MD&A, which page the Bank incorporates herein by reference.

This Ratings section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 2.

MARKET FOR SECURITIES

Trading Price and Volume

The outstanding common shares of the Bank are listed for trading on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE) under the trading symbol BMO. The outstanding preferred shares of the Bank set out below are listed on the TSX with the following trading symbols: BMO.PR.Y for the Class B Preferred Shares Series 33 (Non-Viability Contingent Capital (NVCC)) and BMO.PR.E for the Class B Preferred Shares Series 44 (Non-Viability Contingent Capital (NVCC)).

The following table sets out the reported high and low trading prices in Canadian dollars and the trading volumes of the common and preferred shares of Bank of Montreal on the TSX for the given periods. Prices are based on the reported data from the TSX Historical Data Access.

	BMO Common Shares	PR.S1 Series 27	PR.T2 Series 29	PR.W3 Series 31	PR.Y Series 33	PR.E Series 44	PR.F4 Series 46
November 2023
- High Price ($)	112.49	19.76	18.55	18.00	18.57	24.07	24.50
- Low Price ($)	103.40	18.17	17.00	16.64	16.20	22.05	23.27
- Volume	41,403,176	427,528	208,545	86,606	72,383	258,801	82,906
December 2023
- High Price ($)	132.11	19.85	18.90	18.47	19.52	24.40	24.99
- Low Price ($)	109.76	19.00	17.30	16.96	18.09	23.75	24.11
- Volume	48,690,950	174,808	189,153	121,161	62,814	357,153	95,149
January 2024
- High Price ($)	131.84	21.53	20.25	19.61	20.17	25.15	24.97
- Low Price ($)	125.50	19.50	18.34	17.77	18.75	24.24	24.53
- Volume	71,330,750	703,424	410,767	222,658	190,065	264,652	392,566
February 2024
- High Price ($)	129.60	22.55	21.10	20.52	20.95	25.10	24.90
- Low Price ($)	119.51	21.01	19.68	18.79	19.50	24.40	24.55
- Volume	64,569,727	1,001,433	272,673	295,882	179,289	347,781	343,302
March 2024
- High Price ($)	132.68	24.45	24.00	23.99	23.24	24.99	25.02
- Low Price ($)	122.28	22.46	20.85	20.31	20.27	24.58	24.76
- Volume	34,867,142	1,127,495	1,025,060	336,253	380,063	309,133	160,589
April 2024
- High Price ($)	133.95	25.15	24.68	24.25	23.99	25.46	25.25
- Low Price ($)	122.64	24.15	23.70	23.63	22.95	24.87	24.90
- Volume	59,584,254	2,217,980	1,337,869	772,576	444,199	197,894	394,492
May 2024
- High Price ($)	131.40	25.10	24.61	24.20	23.94	25.78	25.02
- Low Price ($)	118.71	24.90	24.00	23.50	23.52	25.10	24.91
- Volume	59,284,465	2,816,357	475,140	1,283,797	175,979	264,509	1,275,051
June 2024
- High Price ($)	121.79	n.a.	24.92	24.40	23.90	25.70	n.a.
- Low Price ($)	113.75	n.a.	23.77	22.91	22.70	25.00	n.a.
- Volume	47,549,265	n.a.	234,724	238,208	149,758	201,325	n.a.
July 2024
- High Price ($)	121.33	n.a.	25.15	24.86	24.45	25.96	n.a.
- Low Price ($)	113.75	n.a.	24.81	24.20	23.63	25.23	n.a.
- Volume	73,173,912	n.a.	1,565,977	431,459	219,116	361,992	n.a.
August 2024
- High Price ($)	120.25	n.a.	25.00	24.88	24.14	26.14	n.a.
- Low Price ($)	109.02	n.a.	24.92	23.81	23.81	25.16	n.a.
- Volume	65,226,808	n.a.	2,590,873	153,315	190,025	371,750	n.a.
September 2024
- High Price ($)	123.47	n.a.	n.a.	24.78	24.14	26.26	n.a.
- Low Price ($)	110.94	n.a.	n.a.	23.79	23.77	25.80	n.a.
- Volume	48,990,423	n.a.	n.a.	159,735	100,176	354,568	n.a.
October 2024
- High Price ($)	130.17	n.a.	n.a.	25.17	24.63	26.72	n.a.
- Low Price ($)	121.18	n.a.	n.a.	23.77	23.92	25.95	n.a.
- Volume	86,747,649	n.a.	n.a.	1,105,335	112,559	186,042	n.a.

1 The Bank redeemed all of its outstanding Class B Preferred Shares Series 27 (Non-Viability Contingent Capital (NVCC)) on May 25, 2024.

2 The Bank redeemed all of its outstanding Class B Preferred Shares Series 29 (Non-Viability Contingent Capital (NVCC)) on August 25, 2024.

3 The Bank redeemed all of its outstanding Class B Preferred Shares Series 31 (Non-Viability Contingent Capital (NVCC)) on November 25, 2024.

4 The Bank redeemed all of its outstanding Class B Preferred Shares Series 46 (Non-Viability Contingent Capital (NVCC)) on May 25, 2024.

Prior Sales

From time to time, the Bank issues principal at risk notes, securities for which the amount payable at maturity is determined by reference to the price, value or level of an underlying interest such as a stock index, an exchange traded fund or a notional portfolio of equities or other securities. In addition, the Bank periodically issues subordinated debt, preferred shares and other equity instruments which are not listed or quoted on a marketplace.

For information about the Bank’s issuances of common shares, preferred shares, subordinated indebtedness and other equity instruments since October 31, 2023, see the “Subordinated Debt” and “Equity” sections on pages 58 to 59 of the 2024 MD&A and Notes 16 and 17 of the 2024 Financial Statements, which pages and Notes are incorporated herein by reference. Also refer to the Description of Common Shares, Description of Preferred Shares, Description of Other Equity Instruments – Subordinated Capital Notes and Description of Other Equity Instruments – Limited Recourse Capital Notes sections above.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class

Class B Preferred Shares Series 48 (NVCC) [1]	1,250,000	100% of the Class B Preferred Shares Series 48 (NVCC)

Class B Preferred Shares Series 49 (NVCC) [2]	750,000	100% of the Class B Preferred Shares Series 49 (NVCC)

Class B Preferred Shares Series 51 (NVCC) [3]	1,000,000	100% of the Class B Preferred Shares Series 51 (NVCC)

Class B Preferred Shares Series 53 (NVCC) [4]	1,000,000	100% of the Class B Preferred Shares Series 53 (NVCC)

Class B Preferred Shares Series 54 (NVCC) [5]	750,000	100% of the Class B Preferred Shares Series 54 (NVCC)

1 The Class B Preferred Shares Series 48 (NVCC) are held in a limited recourse trust and are restricted from being transferred except to satisfy the recourse of the holders of the LRCN 1 in respect of non-payment by the Bank of the principal amount of, or interest on, the LRCN 1 when due.

2 The Class B Preferred Shares Series 49 (NVCC) are held in a limited recourse trust and are restricted from being transferred except to satisfy the recourse of the holders of the LRCN 2 in respect of non-payment by the Bank of the principal amount of, or interest on, the LRCN 2 when due.

3 The Class B Preferred Shares Series 51 (NVCC) are held in a limited recourse trust and are restricted from being transferred except to satisfy the recourse of the holders of the LRCN 3 in respect of non-payment by the Bank of the principal amount of, or interest on, the LRCN 3 when due.

4 The Class B Preferred Shares Series 53 (NVCC) are held in a limited recourse trust and are restricted from being transferred except to satisfy the recourse of the holders of the LRCN 4 in respect of non-payment by the Bank of the principal amount of, or interest on, the LRCN 4 when due.

5 The Class B Preferred Shares Series 54 (NVCC) are held in a limited recourse trust and are restricted from being transferred except to satisfy the recourse of the holders of the LRCN 5 in respect of non-payment by the Bank of the principal amount of, or interest on, the LRCN 5 when due.

Also refer to the Certain Provisions of the Limited Recourse Capital Notes section above.

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

As at December 4, 2024, the following were directors of the Bank.

DIRECTOR NAME AND PRINCIPAL OCCUPATION	MUNICIPALITY OF RESIDENCE	DIRECTOR SINCE

Jan Babiak Corporate Director	Nashville, Tennessee U.S.A.	October 23, 2012

Craig Broderick Corporate Director	Greenwich, Connecticut U.S.A.	August 27, 2018

Hazel Claxton Corporate Director	Toronto, Ontario Canada	August 30, 2023

Diane L. Cooper Corporate Director	Gravois Mills, Missouri U.S.A.	October 28, 2024

George A. Cope, C.M. Chair of the Board, Bank of Montreal	Toronto, Ontario Canada	July 25, 2006

Stephen Dent Managing Director and co-founder Birch Hill Equity Partners, a private equity firm	Toronto, Ontario Canada	April 7, 2021

Christine Edwards Corporate Director	Lake Forest, Illinois U.S.A.	August 1, 2010

Dr. Martin S. Eichenbaum Charles Moskos Professor of Economics Northwestern University	Glencoe, Illinois U.S.A.	March 31, 2015

David Harquail Chair of the Board Franco-Nevada Corporation, a royalty and streaming company	Toronto, Ontario Canada	April 5, 2018

Eric R. La Flèche President and Chief Executive Officer Metro Inc., a food retailer and distributor	Montreal, Québec Canada	March 20, 2012

Brian McManus Executive Chair Polycor Inc., a natural stone company	Beaconsfield, Québec Canada	October 28, 2024

Lorraine Mitchelmore Corporate Director	Calgary, Alberta Canada	March 31, 2015

Madhu Ranganathan President, CFO & Corporate Development OpenText Corporation, an information management software company	Saratoga, California U.S.A.	April 7, 2021

Darryl White Chief Executive Officer BMO Financial Group	Toronto, Ontario Canada	May 24, 2017

A director of the Bank holds office until the next annual meeting of shareholders or until a successor is elected or appointed, unless their seat is vacated before they can do so.

Since November 1, 2019, the directors have held the principal occupations above, or other positions with the same, predecessor, or associated firms except for Mr. Cope who before January 2020 was CEO of BCE Inc., Ms. Edwards who before February 2021 was a capital partner at Winston & Strawn LLP, Mr. Harquail who before May 6, 2020 was Chief Executive Officer of Franco-Nevada Corporation and Mr. McManus who from May 2021 to August 2023 was Executive Chair and CEO of Uni-Select Inc. and from January 2020 to December 2020 was a Partner and Strategic Advisor at Cafa Financial Corporation.

Board Committee Members

There are four committees of the Board of Directors made up of the following members:

Audit and Conduct Review Committee: Jan Babiak (Chair), Craig Broderick, Hazel Claxton, Diane L. Cooper1, Dr. Martin S. Eichenbaum and Madhu Ranganathan.

Governance and Nominating Committee: Christine Edwards (Chair), Jan Babiak, Craig Broderick, George Cope and Lorraine Mitchelmore.

Human Resources Committee: Lorraine Mitchelmore (Chair), George Cope, Stephen Dent, Christine Edwards, David Harquail and Eric La Flèche.

Risk Review Committee: Craig Broderick (Chair), Diane L. Cooper1, Stephen Dent, Dr. Martin S. Eichenbaum, David Harquail, Brian McManus and Lorraine Mitchelmore.

1 Membership effective December 6, 2024.

Executive Officers

As at December 4, 2024, the following were executive officers of the Bank:

EXECUTIVE OFFICER NAME	PRINCIPAL OCCUPATION	MUNICIPALITY OF RESIDENCE
Darryl White	Chief Executive Officer	Toronto, Ontario Canada
Piyush Agrawal	Chief Risk Officer	Short Hills, New Jersey U.S.A.
Darrel Hackett	U.S. Chief Executive Officer	Chicago, Illinois U.S.A.
Sharon Haward-Laird	General Counsel	Toronto, Ontario Canada
Nadim Hirji	Group Head, BMO Commercial Bank, North America and Co-Head, Personal and Commercial Banking	Mississauga, Ontario Canada
Ernie (Erminia) Johannson	Group Head, North American Personal and Business Banking and Co-Head, Personal and Commercial Banking	Toronto, Ontario Canada
Deland Kamanga	Group Head, BMO Wealth Management	Toronto, Ontario Canada
Mona Malone	Chief Human Resources Officer and Head of People, Culture & Brand	Toronto, Ontario Canada
Alan Tannenbaum	Chief Executive Officer & Group Head, BMO Capital Markets	Bearsville, New York U.S.A.
Steve Tennyson	Chief Technology Officer & Operations Officer	Toronto, Ontario Canada
Tayfun Tuzun	Chief Financial Officer	Cincinnati, Ohio U.S.A.

All the executive officers named above have held their present positions or other senior positions with Bank of Montreal or its subsidiaries for the past five years, other than Mr. Tuzun and Mr. Agrawal. Prior to joining BMO, Mr. Tuzun was Executive Vice President and Chief Financial Officer, Fifth Third Bancorp, where he held positions including Senior Vice President, Treasurer and other senior treasury and finance roles. Prior to joining BMO, Mr. Agrawal was Chief Risk Officer and Global Head of Climate Risk, Citibank, N.A., where he held positions including Chief Operating Officer of Citibank N.A., Chief Risk Officer of Asia Pacific, and Head of Corporate Strategy.

Shareholdings of Directors and Executive Officers

To the knowledge of the Bank, as at October 31, 2024, the directors and executive officers of Bank of Montreal, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 255,289 common shares of Bank of Montreal, representing less than 0.1% of Bank of Montreal’s issued and outstanding common shares.

Additional Disclosure for Directors and Executive Officers

To the Bank’s knowledge, no director or executive officer of the Bank:

(a)	is, as at December 4, 2024, or was, within the 10 years before, a director, chief executive officer or chief financial officer of any company (including the Bank):

(i)

subject to an order (including a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

subject to an order (including a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days) that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, as at December 4, 2024, or has been, within the 10 years before, a director or executive officer of any company (including the Bank), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before December 4, 2024, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer, except as follows:

Stephen Dent, a director of the Bank, was a director of Mastermind GP Inc. when it announced on November 23, 2023 that it sought and obtained an initial order for creditor protection under the Companies’ Creditors Arrangement Act. He ceased to be a director of Mastermind on January 16, 2024.

To the Bank’s knowledge, none of its directors or executive officers have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body, that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A description of certain legal proceedings to which the Bank is a party appears under the heading “Legal Proceedings” in Note 25 of the 2024 Financial Statements, which Note the Bank incorporates herein by reference.

In the ordinary course of business, the Bank and its subsidiaries may be assessed fees or fines by a Canadian securities regulatory authority in relation to administrative matters, including late filings or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Bank. In addition, the Bank and its subsidiaries are subject to numerous regulatory authorities around the world, and accordingly fees, administrative penalties, settlement agreements and sanctions may be categorized differently by certain regulators. Any such penalties imposed under these categories against the Bank and its subsidiaries in the 2024 fiscal year, however, are not material, nor would they likely be considered important to a reasonable investor in making an investment decision. Since November 1, 2023, the Bank and its subsidiaries have not entered into any material settlement agreements with a court relating to securities legislation or with a securities regulatory authority.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Bank’s common and preferred shares is Computershare Trust Company of Canada. This agent has transfer facilities in Montreal, Toronto, Calgary and Vancouver. In addition, Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as co-transfer agent and registrar for the common shares in Bristol, United Kingdom and for the common and preferred shares in Canton, Maine, U.S.A., respectively.

INTERESTS OF EXPERTS

The Bank’s Shareholders’ Auditors are KPMG LLP. KPMG LLP audited the Bank’s 2024 Financial Statements, which comprise the consolidated balance sheets as at October 31, 2024 and October 31, 2023, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information. KPMG LLP have confirmed that they are independent with respect to the Bank within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and are independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board.

AUDIT AND CONDUCT REVIEW COMMITTEE INFORMATION

Composition of the Audit and Conduct Review Committee

The following six members make up the Bank’s Audit and Conduct Review Committee: Jan Babiak (Chair), Craig Broderick, Hazel Claxton, Diane L. Cooper1, Dr. Martin S. Eichenbaum and Madhu Ranganathan. The Committee’s responsibilities and duties are set out in the Committee’s charter, which is included in Appendix I to this Annual Information Form.

The Board of Directors has determined that the members of the Audit and Conduct Review Committee reflect a high level of financial literacy and expertise. Each member of the Audit and Conduct Review Committee is “independent” and “financially literate” according to the definitions under Canadian and United States securities laws and the NYSE corporate governance listing standards, and each of Ms. Babiak, Mr. Broderick and Ms. Ranganathan is an “Audit Committee Financial Expert” as defined under United States securities laws. The Board bases these decisions on each Committee member’s education and experience. The following paragraphs describe the relevant education and experience of each Committee member:

Ms. Babiak holds a B.B.A. in accounting from the University of Oklahoma and an M.B.A. from Baldwin Wallace University. She is a Chartered Accountant in the United Kingdom and a Certified Public Accountant in the United States. Ms. Babiak serves on the boards of other public and private companies and was formerly a Managing Partner at Ernst & Young LLP.

Mr. Broderick holds a B.A. from the College of William and Mary. He was formerly a Senior Director, the Chief Risk Officer, a member of the Management Committee, and chair or co-chair of key risk committees of Goldman, Sachs & Co. He spent 32 years with Goldman Sachs, primarily in the risk field.

Ms. Claxton holds a B.Comm (Honours) from Queen’s University and the ICD.D designation from the Institute of Corporate Directors. She is also a Chartered Professional Accountant and Chartered Accountant in Ontario. Ms. Claxton serves on the boards of other public and private companies and was formerly Executive Vice President and Chief HR Officer of Morneau Shepell Inc. (now part of TELUS Health). Prior to that, Ms. Claxton spent 29 years at PwC Canada, where she progressed to hold several leadership roles.

Ms. Cooper holds a B.A. (Business) and M.B.A. from Baker University. She was formerly President and CEO of GE Capital’s Commercial Distribution business and an officer of GE Company. She also led the GE Capital Equipment Finance and Franchise Finance businesses and previously held senior roles in Franchise Finance, Real Estate and Consumer Finance at GE. She serves on the Board of BMO’s U.S. subsidiary BMO Financial Corp, BMO Bank N.A. and StoneX Group.

Dr. Eichenbaum received a B.Comm from McGill University and a Doctorate in Economics from the University of Minnesota. He served on the advisory council of the Global Markets Institute at Goldman Sachs. He completed a four-year term as co-editor of the American Economic Review in 2015. He has served as a consultant to the Federal Reserve Banks in Atlanta and Chicago and the International Monetary Fund.

Ms. Ranganathan holds an M.B.A. from the University of Massachusetts and a B.S. Accounting from the University of Madras. She is a member of the Institute of Chartered Accountants in India and member of the American Institute of Certified Public Accountants in the United States. Ms. Ranganathan is the Executive Vice President and Chief Financial Officer of OpenText Corporation. Prior to March 2018, she was the Chief Finance Officer of [24]7.ai, Inc. Ms. Ranganathan currently serves as a Board Member & Audit Committee Chair for Akamai Technologies, Inc.

1 Membership effective December 6, 2024.

Shareholders’ Auditors’ Pre-Approval Policies and Procedures and Fees

For information about the fees paid to KPMG LLP, in the years ended October 31, 2024 and 2023, and the related pre-approval policies and procedures, see page 115 of the 2024 MD&A, which page the Bank incorporates herein by reference.

ADDITIONAL INFORMATION

You can find additional information about Bank of Montreal on the Bank’s web site at https://www.bmo.com/main/about-bmo/banking/investor-relations/home, on SEDAR+ (System for Electronic Document Analysis and Retrieval) at www.sedarplus.ca, and on the SEC’s web site at www.sec.gov/edgar. Information contained in or otherwise accessible through the websites mentioned herein does not form part of this document.

The Bank’s proxy circulars contain more information, including directors’ and executive officers’ compensation, debt, principal holders of the Bank’s securities, and shareholdings under equity compensation plans, in each case where applicable. The most recent circular is dated February 7, 2024, in connection with the Bank’s Annual Meeting of Shareholders on April 16, 2024 (the 2024 Proxy Circular). The Bank expects the next proxy circular to be approved January 24, 2025 and dated as of February 5, 2025, in connection with the Bank’s Annual Meeting of Shareholders on April 11, 2025.

The 2024 Financial Statements and the 2024 MD&A for the fiscal year ended October 31, 2024 provide additional financial information.

You can get copies of this Annual Information Form, as well as copies of the 2024 Financial Statements, the 2024 MD&A, the Bank’s 2024 Annual Report, and the 2024 Proxy Circular (after the Bank has mailed these documents to shareholders) by contacting the Bank at:

Bank of Montreal

Corporate Secretary’s Department

100 King Street West

1 First Canadian Place, 9th Floor

Toronto, Ontario

Canada M5X 1A1

Telephone: 416 867 6785

Email: corp.secretary@bmo.com

APPENDIX I

BANK OF MONTREAL

AUDIT AND CONDUCT REVIEW COMMITTEE CHARTER

The Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the integrity of the Bank’s financial and sustainability reporting, including climate disclosures; the effectiveness of the Bank’s internal controls; the independent auditor’s qualifications, independence and performance; the Bank’s compliance with legal and regulatory requirements; transactions involving related parties; conflicts of interest and confidential information; standards of business conduct and ethics; and consumer protection measures and complaints.

In addition, the Committee will also act as the audit and conduct review committee of Designated Subsidiaries.

PART I MANDATE

The Committee will, either directly or through one or more sub-committees, perform the duties set out in this Charter and such other duties as may be necessary or appropriate including:

1.1	Financial Reporting

1.1.1	reviewing, together with management and the Shareholders’ Auditors:

(i)	the appropriateness of, and any changes to, the Bank’s accounting and financial reporting;

(ii)	the accounting treatment, presentation and impact of significant risks and uncertainties;

(iii)	any material relevant proposed changes in accounting standards and securities policies or regulations;

(iv)	key estimates and judgments of management;

(v)	significant auditing and financial reporting issues and the method of resolution;

(vi)	tax matters that are material to the financial statements; and

(vii)	enterprise sustainability disclosures required to be included in financial reporting.

1.1.2	reviewing, together with management and the Shareholders’ Auditors, and approving or, if appropriate, recommending to the Board:

(i)

prior to Board review or public disclosure, the audited annual and unaudited interim financial statements and related management’s discussion and analysis, the annual information form, and any other financial or non-financial (as considered appropriate) information in material public disclosure documents (other than earnings coverage ratios, capitalization tables and summary financial information derived from any of the foregoing); and

(ii)	such returns to OSFI requiring review under the Bank Act (Canada);

1.1.3

seeking confirmation from management that the Bank’s annual and interim financial filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of the relevant date and for the relevant periods, prior to recommending to the Board for approval;

1.1.4	reviewing the types of information to be provided and types of presentations to be made to rating agencies and analysts (if any) relating to earnings guidance, and

1.1.5

satisfying itself that adequate procedures are in place for the review of financial information extracted or derived from the Bank’s financial statements that is to be publicly disclosed and has not otherwise been reviewed by the Committee.

1.2	Internal Controls

1.2.1

overseeing the design, implementation, maintenance and effectiveness of the Bank’s internal controls, including those related to the prevention, identification and detection of fraud; and reviewing and monitoring other Bank Corporate Policies as the Committee considers appropriate;

1.2.2	requiring management to design, implement, and maintain appropriate internal control procedures;

1.2.3	reviewing management’s certifications and assessment of the Bank’s internal control over financial reporting and the associated Shareholders’ Auditors’ report;

1.2.4	reviewing reports on the effectiveness of disclosure controls and procedures;

1.2.5

reviewing and discussing reports from management and the Chief Auditor as to the identification of any significant deficiencies or material weaknesses in the design or operation of the Bank’s internal control, risk management, and governance systems and processes, including controls over financial reporting; reviewing any recommendations, as well as remediation plans, including the status of remediation plans implemented by management to rectify any such deficiencies identified; and discussing whether similar or related deficiencies may exist elsewhere in the Bank; and

1.2.6	reviewing as required, correspondence relating to inquiries or investigations by regulators concerning internal controls.

1.3	Internal Audit Function

1.3.1

overseeing and reviewing at least annually the overall internal audit function, its resources and independence, and reviewing and approving the annual audit plan, including assurance that the audit plan is risk-based and encompasses appropriate audit coverage, audit cycle requirements, and provides a basis for reliance by the Committee;

1.3.2	reviewing and approving the Bank’s Corporate Audit Mandate setting out the terms of reference of the internal audit function and the Chief Auditor;

1.3.3

reviewing, and jointly with the Human Resources Committee, recommending to the Board, the appointment, re-assignment or dismissal of the Chief Auditor, as required; and annually assessing the effectiveness of the Chief Auditor, in conjunction with the Human Resources Committee, and reviewing and approving his or her mandate;

1.3.4

annually reviewing and approving the organizational structure, budget, resource plan and strategic priorities of the Corporate Audit function and assessing its effectiveness having regard to its role as an independent control function;

1.3.5	reviewing the results of periodic independent reviews of the Corporate Audit function;

1.3.6	reviewing the quarterly report of the Chief Auditor, together with management’s response;

1.3.7	reviewing any other reports submitted to the Committee by the Chief Auditor;

1.3.8	communicating directly with the Chief Auditor and participating in his or her initial and ongoing engagement and evaluation; and

1.3.9	overseeing the resolution of any disagreements between the Chief Auditor and management.

1.4	Shareholders’ Auditors

1.4.1	reviewing and evaluating the quality, independence, objectivity and professional skepticism of the Shareholders’ Auditors and the lead audit partner;

1.4.2

annually reviewing the performance of the Shareholders’ Auditors including assessing their effectiveness and quality of service, to facilitate an informed recommendation on re-appointment of the Shareholders’ Auditors and, on a periodic basis, performing a comprehensive review of the performance of the Shareholders’ Auditors over multiple years to assess the audit firm, its independence and application of professional skepticism;

1.4.3	reviewing Shareholders’ Auditors’ audit findings reports with the Shareholders’ Auditors, the Chief Auditor, and management including:

(i)	the quality of the financial statements;

(ii)	the Shareholders’ Auditors’ evaluation of the Bank’s internal control over financial reporting;

(iii)

the degree of cooperation the Shareholders’ Auditors received from management; any problems or difficulties experienced by the Shareholders’ Auditors in conducting the audit, including management’s responses in respect thereof, any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(iv)	any concerns expressed by the Shareholders’ Auditors related to accounting and auditing matters, including the risk of material misstatements;

(v)	the appropriateness and quality of all critical accounting policies and practices used by the Bank and of the selection of new policies and practices; and

(vi)

any material judgments that have been discussed with management, the ramifications of their use and the Shareholders’ Auditors’ preferred treatment, as well as any other material communications with management, and advising the Board of these matters as considered appropriate;

1.4.4	overseeing the resolution of any disagreements between the Shareholders’ Auditors and management;

1.4.5	reviewing all material correspondence between the Shareholders’ Auditors and management related to audit findings;

1.4.6	reviewing the Shareholders’ Auditors’ report under Section 328 of the Bank Act (Canada);

1.4.7

obtaining and reviewing a report from the Shareholders’ Auditors at least annually addressing: (i) the Shareholders’ Auditors’ internal quality control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review of the Shareholders’ Auditors, or by any inquiry or investigation by governmental or professional authorities including the Canadian Public Accountability Board and the Public Company Accounting Oversight Board, within the preceding five years, respecting one or more audits carried out by the Shareholders’ Auditors; (iii) any steps taken to deal with any such issues; (iv) the Shareholders’ Auditors’ internal procedures to ensure independence; and (v) the delineation of all relationships between the Shareholders’ Auditors and the Bank;

1.4.8

reviewing any notices required to be communicated/delivered by the Shareholders’ Auditors to the Committee, including those required by the Canadian Public Accountability Board, Office of the Superintendent of Financial Institutions, and the U.S. Public Accounting Oversight Board, and taking such action and making recommendations to the Board as appropriate in connection therewith;

1.4.9

reviewing and approving the terms of the Shareholders’ Auditors’ engagement, the annual audit plan, including assurance that the audit plan is risk-based and appropriately addresses the risks of material misstatement, as well as any change in the materiality level used by the Shareholders’ Auditors, and audit partner rotation and reviewing and recommending to the Board for approval the fees payable to the Shareholders’ Auditors;

1.4.10

reviewing an annual written confirmation of the Shareholders’ Auditors that they are independent in accordance with applicable independence rules and report directly to the Committee, as representatives of the Bank’s shareholders;

1.4.11	reviewing and recommending to the Board the approval of the Bank’s Auditor Independence Standard;

1.4.12	pre-approving audit services and permitted non-audit services by the Shareholders’ Auditors in accordance with the Bank’s Auditor Independence Standard; and

1.4.13	reviewing and approving the Bank’s policies for hiring current or former partners or employees of the current or former Shareholders’ Auditors.

1.5	Finance, Legal & Regulatory Compliance Functions

1.5.1

reviewing and, jointly with the Human Resources Committee, recommending to the Board the respective appointment, re-assignment or dismissal of the Chief Financial Officer, the General Counsel and the Chief Compliance Officer, as required; and annually assessing, in conjunction with the Human Resources Committee, the effectiveness of the Chief Financial Officer, the General Counsel and the Chief Compliance Officer, and reviewing and approving their respective mandates;

1.5.2

annually reviewing and approving the organizational structure, budget, resource plan and strategic priorities of the finance and legal & compliance functions and assessing their effectiveness having regard to their respective roles as independent control functions;

1.5.3	reviewing the results of periodic independent reviews of the finance and compliance functions; and

1.5.4	reviewing and overseeing the status of remediation plans implemented by management to rectify any deficiencies identified.

1.6	Financial Risk Management

1.6.1	monitoring the Bank’s major financial risk exposures and the steps management has taken to monitor and control such exposures; and

1.6.2	reviewing investments or transactions that could adversely affect the wellbeing of the Bank which the Shareholders’ Auditors or any officer of the Bank may bring to the Committee’s attention.

1.7	Legal & Regulatory Compliance

1.7.1	reviewing and approving the Legal, Regulatory and Reputation Risk Corporate Policy;

1.7.2

reviewing, with the Bank’s General Counsel and the Chief Compliance Officer, the adequacy and effectiveness of the Bank’s enterprise compliance program and the results of related monitoring and oversight activities;

1.7.3

reviewing with the Bank’s General Counsel an annual report on significant matters arising from litigation, asserted claims or regulatory non-compliance and reviewing quarterly any material developments;

1.7.4	reviewing and approving the appointment, re-assignment or dismissal of the Chief Anti-Money Laundering Officer, as required;

1.7.5

reviewing and approving the Bank’s Anti-Money Laundering and Anti-Terrorist Financing Program framework, including key policies and any significant amendments and the budget, resources and strategic priorities for the Anti-Money Laundering and Anti-Terrorist Financing Program function;

1.7.6	meeting, at least annually, with the Chief Anti-Money Laundering Officer and the Chief Auditor to review their respective reports on the Anti-Money Laundering and Anti-Terrorist Financing Program;

1.7.7	meeting annually with representatives of OSFI as a Committee or as part of the Board, to receive OSFI’s report on the results of its annual examination of the Bank; and

1.7.8	reviewing any other relevant reports of regulators to the Bank and any required action by management.

1.8	Business Conduct and Sustainability

1.8.1	reviewing and recommending for Board approval BMO’s Code of Conduct;

1.8.2	approving any exceptions from BMO’s Code of Conduct, as appropriate;

1.8.3

assessing the effectiveness of the Bank’s governance frameworks aimed at (i) fostering an ethical culture, (ii) encouraging compliance with both the letter and spirit of applicable laws, regulations and consumer protections, and (iii) reducing misconduct;

1.8.4

reviewing BMO’s Whistleblower Process for the confidential anonymous submission and handling of misconduct concerns, including concerns about financial fraud, accounting irregularities, internal controls over financial reporting or auditing matters, by anyone inside or outside of the Bank;

1.8.5	reviewing reports from the Chief Ethics Officer and Head, Customer Complaint Appeals relating to whistleblower and/or customer concerns;

1.8.6

approving prior to disclosure BMO’s Sustainability Report and Public Accountability Statement, including the BMO Climate Report, and related disclosures, overseeing internal controls on sustainability reporting, and overseeing any external assurances or attestations regarding reported sustainability metrics;

1.8.7	assessing the effectiveness of the Bank’s governance of sustainability issues; and

1.8.8	reviewing and approving the Bank’s Statement Against Modern Slavery and Human Trafficking.

1.9	Self Dealing

1.9.1	overseeing the effectiveness of self-dealing identification and procedures established by management for related and affected parties and monitoring compliance with applicable laws;

1.9.2

reviewing and approving as considered appropriate: (i) practices to identify related party transactions that could have a material effect on the stability or solvency of the Bank and; (ii) the measurement criteria and benchmarks for permitted related party transactions;

1.9.3	reviewing and, if advisable, approving the terms and conditions of related party loans that exceed established benchmarks; and

1.9.4	reviewing reports to the Committee on related and affected party transactions.

1.10	Conflicts of Interest and Confidential Information

1.10.1	overseeing the Bank’s procedures to identify, resolve and, where possible, reduce incidences of, conflicts of interest;

1.10.2	overseeing the Bank’s procedures to restrict the use and disclosure of confidential information;

1.10.3	reviewing and approving the Bank’s Disclosure Standard;

1.10.4	reviewing reports to the Committee relating to the use and disclosure of customer and employee information; and

1.10.5	overseeing the Bank’s compliance with privacy legislation.

1.11	Consumer Protection Measures and Complaints

1.11.1	overseeing and reviewing the Bank’s consumer protection procedures to comply with the Consumer Provisions, as such term is defined in the Financial Consumer Agency of Canada Act;

1.11.2	reviewing an annual report on the implementation of the consumer protection procedures, and on any other activities that the Bank carries out in relation to the protection of its customers;

1.11.3	reviewing the annual report of the Customer Complaint Appeal Office on complaint resolution; and

1.11.4	overseeing the Bank’s compliance with any orders or compliance agreements imposed by the FCAC.

1.12	Aircraft and Chief Executive Officer Expense Accounts

1.12.1	reviewing and approving, on an annual basis, the report on Bank aircraft and Chief Executive Officer expense accounts; and

1.12.2	the chair of the Committee will review, on a quarterly basis, the report on Chief Executive Officer expense accounts.

PART II

COMPOSITION

2.1	Members

2.1.1

The Committee will consist of three or more directors as determined by the Board. At least a majority of the members of the Committee will not be “affiliated” with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee will be: (i) a director who is not an officer or employee of the Bank or an affiliate of the Bank; and (ii) “independent” for the purposes of applicable Canadian and United States securities laws and the New York Stock Exchange Rules.

2.1.2

Committee members will be Financially Literate or become so within a reasonable period after appointment to the Committee. At least one Committee member will qualify as an Audit Committee Financial Expert. Committee members will not serve on more than three public company audit committees without the approval of the Board.

2.1.3

The Board will, having considered the recommendation of the Governance and Nominating Committee, appoint the members of the Committee and the chair of the Committee annually following the meeting of the shareholders at which directors are elected each year. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of directors and increase the number of Committee members as it determines appropriate. If a member of the Committee becomes “affiliated” with the Bank for the purposes of the Bank Act (Canada), the member may continue as a member of the Committee with the approval of the Governance and Nominating Committee, in consultation with the Bank’s General Counsel. Any member of the Committee may be removed or replaced at any time by the Board.

2.1.4

In addition to any orientation provided by the Governance and Nominating Committee, the chair of the Committee will provide orientation to new members of the Committee with respect to their duties and responsibilities as members of the Committee.

2.1.5	The Committee may invite other directors to attend Committee meetings or otherwise provide input as needed to acquire additional specific skills as required to carry out its mandate.

PART III

COMMITTEE PROCEDURE

3.1	Meetings

3.1.1

The Committee will meet as frequently as it determines necessary but not less than once each quarter. Meetings may be called by the Chair of the Board, the chair of the Committee or any two members of the Committee. The chair of the Committee must call a meeting when requested to do so by any member of the Committee, the Shareholders’ Auditors, the Chief Auditor, the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer or the General Counsel

3.1.2

Notice of the time and place of each meeting of the Committee, other than ad hoc meetings, will be given to each member of the Committee and the Shareholders’ Auditors, not less than 48 hours before the time when the meeting is to be held. A quorum of the Committee will be a majority of its members. The powers of the Committee may be exercised at a meeting at which a quorum of the Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Committee. Each member is entitled to one vote in Committee proceedings.

3.1.3	Notice of the time and place of ad hoc meetings will be given to each member not less than two hours before the time when the meeting is to be held.

3.1.4

The chair of the Committee will preside at all meetings of the Committee at which he or she is present and will, in consultation with the Chief Financial Officer, the Chief Auditor, the General Counsel and the Shareholders’ Auditors, develop the agenda for each Committee meeting. The agenda for each meeting of the Committee, other than ad hoc meetings, will be delivered together with such other materials as the chair determines necessary, to each member of the Committee at least 48 hours prior to the meeting. The chair will designate from time to time a person who may be, but need not be, a member of the Committee, to be secretary of the Committee. Minutes will be kept of all meetings of the Committee and will be maintained by the Bank’s Corporate Secretary.

3.1.5	The procedure at meetings is to be determined by the Committee unless otherwise determined by the By-Laws of the Bank, by a resolution of the Board or by this Charter.

3.1.6

The Committee will meet at least quarterly in separate private sessions with each of the Shareholders’ Auditors and the Chief Auditor, and as appropriate with management including the Chief Financial Officer, the General Counsel, the Chief Compliance Officer and the Chief Anti-Money Laundering Officer.

3.1.7	The Committee will meet at the end of each meeting with only members of the Committee present.

3.1.8

The Committee may invite any director, officer or employee of the Bank or the Bank’s counsel or the Shareholders’ Auditors or any other person, as appropriate, to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The Shareholders’ Auditors will, at the expense of the Bank, be entitled to attend and be heard at any meeting of the Committee.

3.2	Reports

3.2.1

The Committee will report the proceedings of each meeting and all recommendations made by the Committee at such meeting to the Board at the Board’s next meeting. The Committee will make such recommendations to the Board as it may deem appropriate and will have such decision-making authority as the Board may determine from time to time. The Committee will approve the report of the Committee to be included in the Bank’s Management Proxy Circular and such other reports relating to the activities of the Committee as may be required by the Bank or the Board from time to time. In addition, the Committee will prepare and submit to the Board for its review and approval the reports required to be submitted by the Board within 90 days after the financial year-end of the Bank concerning the activities of the Committee during the year to (i) OSFI in carrying out its conduct review responsibilities and (ii) the FCAC in carrying out its consumer protection review responsibilities.

3.3	Access to Management and Outside Advisors and Continuing Education

3.3.1

The Committee will have full, free and unrestricted access to management and employees, the Chief Auditor and the Shareholders’ Auditors. The Committee has the authority to engage independent legal counsel, consultants or other advisors, with respect to any issue or to assist it in fulfilling its responsibilities without consulting or obtaining the approval of any officer of the Bank and the Bank will provide appropriate funding, as determined by the Committee, for the payment of: compensation to the Shareholders’ Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing the audit, review or attest services for the Bank; compensation to any advisors employed by the Committee; and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3.3.2	The Committee will have access to continuing education programs to assist the Committee in fulfilling its responsibilities and the Bank will provide appropriate funding for such programs.

3.4	Annual Review and Assessment

3.4.1

The Committee will ensure that an annual review and assessment of the Committee’s performance and effectiveness, including a review of its compliance with this Charter, will be conducted in accordance with the process developed by the Board’s Governance and Nominating Committee and approved by the Board. The results thereof will be reported in accordance with the process established by the Board’s Governance and Nominating Committee and approved by the Board.

3.4.2

The Committee will review and assess the adequacy of this Charter on an annual basis taking into account all legislative and regulatory requirements applicable to the Committee as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Bank has a reporting relationship and, if appropriate, will recommend changes to the Board’s Governance and Nominating Committee.

3.5	Definitions

“Audit Committee Financial Expert” means a person who has the following attributes:

(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Bank’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal control over financial reporting; and

(v)	an understanding of audit committee functions, acquired through any one or more of the following:

a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

“Auditor Independence Standard” means the Bank’s Auditor Independence Standard that provides guidance for engaging the Shareholders’ Auditors to perform audit and permitted non-audit services for the Bank, its subsidiaries and material entities over which the Bank has significant influence.

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

“Committee” means the Audit and Conduct Review Committee of the Board of Directors of Bank of Montreal.

“Designated Subsidiary” means as requested by the Board, those subsidiaries of the Bank for which the Committee will act as audit and conduct review committee.

“FCAC” means the Financial Consumer Agency of Canada.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.

“OSFI” means the Office of the Superintendent of Financial Institutions.

“Shareholders’ Auditors” mean the independent financial statement auditors of the Bank.

APPENDIX II

CREDIT RATING CATEGORIES

(a)	Standard & Poor’s (“S&P”)

S&P has different rating scales for short-term debt, long-term debt and preferred shares. S&P short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. A short-term obligation rated A-1 is in the highest category and indicates S&P’s view that an obligor’s capacity to meet its financial commitments on these obligations is strong.

S&P long-term issue credit ratings are based, in varying degrees, on the analysis of the following considerations: likelihood of payment—capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation; nature of and provisions of the financial obligation; and protection afforded to, and relative position of, the financial obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. An obligation rated A means the obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories, however, the obligor’s capacity to meet its financial commitment on the obligation is still strong. An obligation rated BBB indicates that the obligation exhibits adequate protection parameters, however, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the rating categories.

The S&P preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. The Canadian scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian scale. The BBB and BBB- preferred share ratings on the Global Scale correspond to a P-2 and P-2(Low) rating, respectively, on the Canadian National Preferred Share Scale.

A rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (generally up to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A positive or negative outlook is not necessarily a precursor of a future rating change or CreditWatch listing.

The “Stable” rating outlook means that a rating is not likely to change.

(b)	Moody’s Investors Service (“Moody’s”)

Moody’s has different rating scales for short-term ratings and long-term ratings.

Ratings assigned by Moody’s are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities.

Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. The P-1 rating is the highest of four rating categories and indicates issuers (or supporting institutions) that have a superior ability to repay short-term debt obligations.

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of 11 months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. Obligations rated A are judged to be upper-medium grade and subject to low credit risk. Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.

Moody’s Issuer Ratings are opinions of the ability of entities to honour senior unsecured debt and debt-like obligations.

The Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term.

The “Stable” outlook indicates a low likelihood of a rating change over the medium term.

(c)	DBRS Morningstar (“DBRS”)

DBRS has different rating scales for short-term debt, long-term debt and preferred shares. DBRS rating approach is based on a combination of quantitative and qualitative considerations.

The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “high”, “middle” and “low”. An obligation rated R-1(high) is of the highest credit quality and indicates the capacity for the payment of short-term financial obligations as they fall due is exceptionally high; unlikely to be adversely affected by future events.

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The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which the obligations have been issued. All rating categories other than AAA and CCC also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. Long-term financial obligations rated AA are of superior credit quality and the capacity for payment is considered high; credit quality differs from AAA only to a small degree; unlikely to be significantly vulnerable to future events. Long-term financial obligations rated A are of good credit quality and the capacity for payment is considered substantial, but of lesser credit quality than AA; may be vulnerable to future events but qualifying negative factors are considered manageable.

The DBRS preferred share rating scale is used in the Canadian securities market and reflects an opinion on the risk that an issuer will not fulfill its obligations with respect to both dividend and principal commitments in accordance with the terms under which the relevant preferred shares were issued. Each rating category may be denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. The Pfd-2 rating generally indicates good credit quality.

The Rating Trend indicates the direction in which DBRS Morningstar considers the rating may move if present circumstances continue.

The “Stable” rating trend indicates a lower likelihood that the rating could change in the future than would be the case if the rating trend was “Positive” or “Negative”.

(d)	Fitch

Fitch publishes opinions on a variety of scales.

A short-term issuer or obligation rating is based on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. For banks, “short term” typically means up to 13 months. A rating of F1+ indicates the highest short-term credit quality. The added “+” denotes an exceptionally strong credit feature.

Rated entities in a number of sectors, including financial and non-financial corporations, are generally assigned Issuer Default Ratings (“IDRs”). IDRs opine on an entity’s relative vulnerability to default on financial obligations. A rating of AA indicates a very high credit quality and denotes expectation of very low default risk. A rating of A indicates a high credit quality and denotes expectation of low default risk. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories.

Rating Outlooks indicate the direction a rating is likely to move over a one to two-year period. They reflect financial or other trends that have not yet reached or been sustained at the level that would cause a rating action, but which may do so if such trends continue. A Positive or Negative Rating Outlook does not imply that a rating change is inevitable.

The “Stable” rating outlook means that the rating is not likely to change over a one to two-year period.

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